Exhibit 99.1

Cardiome Enters BRINAVESS Distribution Agreement With Nomeco A/S In Denmark

NASDAQ: CRME   TSX: COM

VANCOUVER, Feb. 18, 2014 /CNW/ - Cardiome Pharma Corp. (NASDAQ: CRME) (TSX: COM) today announced that its subsidiary, Correvio GmbH, has entered into an agreement with Nomeco A/S, headquartered in Copenhagen, Denmark, to distribute BRINAVESS™ (vernakalant IV) to customers in the Danish market.

"We are pleased to have entered into this distribution agreement with Nomeco," said Karim Lalji, Cardiome's Chief Commercial Officer. "In addition to allowing Cardiome to work with one of the strongest hospital pharmaceutical logistics provider in Denmark, this agreement satisfies the requirements that will enable the timely shipment of BRINAVESS to Cardiome's customers and rapidly fulfil their orders."

"We are excited to be working with Cardiome to distribute BRINAVESS to our network of hospital customers nationwide," said Søren Vesti Esbensen, Nomeco's Head of Commercial Affairs. "Our logistics and dedicated customer service team is ready to support BRINAVESS and ensure complete customer satisfaction along every step of the ordering and shipping process."

Financial details of the agreement have not been disclosed.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a specialty pharmaceutical company dedicated to the development and commercialization of cardiovascular therapies that will improve the quality of life and health of patients suffering from heart disease. Cardiome has two marketed, in-hospital, cardiology products, BRINAVESS™ (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and AGGRASTAT® (tirofiban HCl) a reversible GP IIb/IIIa inhibitor indicated for use in Acute Coronary Syndrome patients.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

About Nomeco A/S
Nomeco is Denmark's largest pharmaceutical wholesaler and an international competency center for the pharmaceutical industry. At Nomeco we specialize in health logistics. We ensure that the Danish population always has timely access to pharmaceuticals. This goal is realized via a value adding partnership with pharmacies, hospitals and the pharmaceutical industry - a partnership based on security, confidence and a high level of ethics. Nomeco is undergoing constant development in close contact with the market and authorities. This development rests on a solid base of knowledge and values. Nomeco is a Danish company deeply rooted in the pharmaceutical industry while at the same time being part of an international organization.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions.  Forward- looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for the remainder of 2013 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research and development and product and drug development. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Many such known risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions in the United States, Canada, Europe, and the other regions in which we operate; market demand; technological changes that could impact our existing products or our ability to develop and commercialize future products; competition; existing governmental legislation and regulations and changes in, or the failure to comply with, governmental legislation and regulations; availability of financial reimbursement coverage from governmental and third-party payers for products and related treatments; adverse results or unexpected delays in pre-clinical and clinical product development processes; adverse findings related to the safety and/or efficacy of our products or products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the requirement for substantial funding to expand commercialization activities; and any other factors that may affect our performance. In addition, our business is subject to certain operating risks that may cause any results expressed or implied by the forward-looking statements in this presentation to differ materially from our actual results. These operating risks include: our ability to attract and retain qualified personnel; our ability to successfully complete pre-clinical and clinical development of our products; changes in our business strategy or development plans; intellectual property matters, including the unenforceability or loss of patent protection resulting from third-party challenges to our patents; market acceptance of our technology and products; our ability to successfully manufacture, market and sell our products; the availability of capital to finance our activities; and any other factors described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

SOURCE: Cardiome Pharma Corp.

%CIK: 0001036141

For further information:

Cardiome Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: ir@cardiome.com

CO: Cardiome Pharma Corp.

CNW 07:50e 18-FEB-14